I, Christopher Lustrino, certify that:

(1) the financial statements of Kingscrowd LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Kingscrowd LLC included in this Form reflects accurately the information reported on the tax return for Kingscrowd LLC filed for the fiscal year ended December 31, 2017.



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Christopher Lustrino
CEO
06/14/2018

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.